SkinStasis Skin Care LLC (the "Company") a Texas Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Period ended December 31, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
SkinStasis Skin Care LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 14, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	16,118
Inventory	32,517
Total Current Assets	48,634
Non-current Assets	
Deposits to Inventory	35,750
Total Non-Current Assets	35,750
TOTAL ASSETS	84,384
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Loans Payable - Related Party	160,099
Accrued Interest - Related Party	1,587
Patent Royalty - Related Party	75
Total Current Liabilities	161,762
Long-term Liabilities	
Other Liabilities	-
Total Long-Term Liabilities	-
TOTAL LIABILITIES	161,762
EQUITY	
Member Contributions	1,000
Member Distributions	-
Accumulated Deficit	(78,378)
Total Equity	(77,378)
TOTAL LIABILITIES AND EQUITY	84,384

Statement of Operations

	Period Ended December 31, 2022
Revenue	753
Cost of Revenue	84
Gross Profit	669
Operating Expenses	
Advertising and Marketing	74,624
General and Administrative	2,760
Total Operating Expenses	77,384
Operating Income (loss)	(76,715)
Other Income	
Other	-
Total Other Income	-
Other Expense	
Interest Expense	1,587
Patent Royalty	75
Total Other Expense	1,663
Net Income (loss)	(78,378)

Statement of Cash Flows

	Period Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(78,378)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Patent Royaly	75
Inventory	(32,517)
Deposits on Inventory	(35,750)
Accrued Interest - Related Party	1,588
Other	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(66,604)
Net Cash provided by (used in) Operating Activities	(144,981)
FINANCING ACTIVITIES	
Member Contributions	1,000
Loans Payable - Related Party	160,099
Net Cash provided by (used in) Financing Activities	161,099
Cash at the beginning of period	-
Net Cash increase (decrease) for period	16,118
Cash at end of period	16,118

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2022	-	-	-
Member Contributions	1,000		1,000
Net Income (Loss)		(78,378)	(78,378)
Ending Balance 12/31/2022	1,000	(78,378)	(77,378)

SkinStasis Skin Care LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

SkinStasis Skin Care LLC (the "Company") was formed in Texas on August 19, 2022. The Company operates virtually but has a registered office in Dallas, Texas. The Company currently sells a single product called NextLeap™, a topical gel with a proprietary formula containing Tranexamic Acid that helps provide a rapid return to normal appearance after a cold sore outbreak, as well as addressing other types of skin discoloration such as dark spots and redness from various causes. The Company has plans for at least one other product in the NextLeap line. The Company currently sells to retail customers in the United States, Canada, and Mexico through online sales channels, including its own website, Amazon, Walmart.com, and the TikTok Shop. The Company recently engaged a service to introduce it to appropriate brick-and-mortar retailers, particularly cosmetics retailers, to which the Company would sell wholesale.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 and 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentrations in Inventory Supply

The Company has purchased all its inventory from the same cosmetics products manufacturer. However, there are numerous manufacturers of this type of product, and the company reasonably believes it can source its cosmetics products from other manufacturers if needed.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products through third-party fulfillment companies. Customers pay for products by credit card upon placing the order. The Company recognizes revenue every month based upon reports from its third-party fulfillment companies of payments from customers, refunds, and fees charged for fulfillment and marketplace services. Customers are not required to return products upon requesting a refund, as the Company's products may not be resold if they have been opened or there is a risk they have been opened by a customer.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Members of the Company are entitled to distributions according to their percentage ownership when and if declared by the Managers of the Company.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Two related parties have entered into an Investment Agreement under which they each agree to invest up to $250,000 in return for an additional 2.5% Membership Interest each. No investments were made during 2022.

The Company entered into short-term unsecured loans with a related entity. The loans are payable on demand with no interest. The amount outstanding as of 12/31/22 was $18,891.

The Company entered into short-term unsecured loans with a related party. The loans are payable on demand with no interest. The amount outstanding as of 12/31/22 was $11,208.

The Company entered into short-term unsecured loans with a related entity. The loans are payable on demand with interest at the federally designated rate for the month, ranging from 3.8% to 5.3%. The amount outstanding as of 12/31/22 was $130,000 plus accrued interest of $1587.

See Note 4.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Patent Royalties

A related entity granted the Company a license to use its rights under its U.S. Patent #10,792,232 in connection with SkinStasis' products in return for a payment of a royalty equal to 10% of the net sales of all such products. Amounts due and accrued under this royalty agreement bear no interest.

NOTE 5 – LIABILITIES AND DEBT

See "Note 3 – Related Party Transactions".

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loans Payable – Related Party	160,099	0%-5.3%	On Demand	160,099	-	160,099	1,587
Total				**160,099**	**-**	**160,099**	**1,587**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	160,099
2024	-
2025	-
2026	-

2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a multi-member LLC that operates on Membership Interests. 100% of the available Membership Interests have been allocated to its members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through, the date these financial statements were available to be issued.

During 2023, the Company paid off all loans referenced in "Note 3 – Related Party Transactions". In addition, the two related parties referenced in "Note 3 – Related Party Transactions" have each made investments of $150,000 in the Company under their Investment Agreement and each has been allocated an additional 2.5% Membership Interest.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has incurred negative working capital, realized losses and negative cashflows during the period presented, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign, investments under the related-party investment agreement, and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. However, the Company's current revenues would be sufficient for the Company to remain in operation if it significantly reduced its marketing activities, its revenues are expected to continue to grow as its new product continues to gain recognition and acceptance in the market, and the funds from its crowdfunding campaign and related party Investment Agreement should allow it to continue elevated marketing activities until it reaches profitable operating results. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.